TEVA ANNOUNCES FAVORABLE COURT RULING IN AZILECT® PATENT INFRINGEMENT
LITIGATION AGAINST MYLAN

JERUSALEM, September 23, 2013 –Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced the U.S. District Court for the District of New Jersey has issued a favorable ruling in the Company’s patent infringement lawsuit against Mylan regarding an AZILECT® (rasagiline tablets) patent which covers methods of treating Parkinson’s disease (PD). The Court has upheld the validity of Teva’s patent. Teva anticipates the Court will enter Judgment that prevents Mylan from launching its generic version of Azilect® until Teva’s patent expires in 2017.

Teva filed a lawsuit suit against Mylan in October 2010. Similar lawsuits were filed against Watson and Orchid in October 2010, Apotex in May 2011 and Sandoz in April 2012. Teva reached settlement agreements with Watson, Apotex and Orchid earlier this year. Sandoz has agreed to be bound by a final judgment in the case against Mylan.

Teva is pleased with the ruling, which further confirms the strength of Teva’s AZILECT® intellectual property rights. AZILECT® has an established efficacy, safety and tolerability profile in PD patients since its launch in 2006 and Teva is confident it is well positioned in the marketplace.

Teva will continue to support the scientific community by further investigating the clinical profile of AZILECT® and offering important resources, education and financial assistance to patients and physicians through the Parkinson’s Support Solutions™ program.

ABOUT AZILECT® (UNITED STATES)

INDICATION

AZILECT® (rasagiline tablets) is indicated for the treatment of the signs and symptoms of Parkinson’s disease (PD) both as initial therapy alone and to be added to levodopa later in the disease.

IMPORTANT SAFETY INFORMATION

Do not take AZILECT if you are taking meperidine as it could result in a serious reaction such as coma or death. Also, do not take AZILECT with tramadol, methadone, propoxyphene, dextromethorphan, St. John’s wort, or cyclobenzaprine. You also should not take AZILECT with other monoamine oxidase inhibitors (MAOIs).

Inform your physician if you are taking, or planning to take, any prescription or over-the-counter drugs, especially antidepressants and ciprofloxacin. If you have moderate to severe liver disease, you should not take AZILECT. You should not exceed a dose of 1 mg per day of AZILECT in order to prevent a possibly dangerous increase in blood pressure. All PD patients should be monitored for melanoma (skin cancer) on a regular basis.

Side effects seen with AZILECT alone are flu syndrome, joint pain, depression, and indigestion; and when taken with levodopa are uncontrolled movements (dyskinesia), accidental injury, weight loss, low blood pressure when standing, vomiting, anorexia, joint pain, abdominal pain, nausea, constipation, dry mouth, rash, abnormal dreams, and fall.

You are encouraged to report negative side effects of prescription drugs to the FDA. Visit www.fda.gov/medwatch, or call 1-800-FDA-1088.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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